Filed by:

HighMark Funds Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12(b) of the Securities Exchange Act of 1934

Subject

Company:

North Track Funds, Inc.

Commission

North Track Funds, Inc.

File No.:

Investment Company Act of 1940

No. 811-4401

NORTH TRACK FUNDS, INC.

________________________________________

Supplement Dated February 17, 2009

To

Prospectuses Dated March 1, 2008, as Supplemented on April 9, 2008, as Amended on September 22, 2008, as Supplemented on October 10, 2008, as Supplemented on November 4, 2008, and as Supplemented on February 2, 2009.

The Board of Directors of the North Track Funds has approved a number of changes affecting the North Track funds.  Please read this Prospectus Supplement carefully and retain it for future reference.

Reorganization of Certain North Track Funds

The Board of Directors (the “Board”) of the North Track Funds has approved an agreement and plan of reorganization (each a “Reorganization Agreement” and collectively, the “Reorganization Agreements”) for each fund in the North Track mutual fund family except for the Cash Reserve Fund and the Strategic Allocation Fund (each an “Acquired North Track Fund” and collectively, the “Acquired North Track Funds”).  Pursuant to the Reorganization Agreements, each Acquired North Track Fund will be reorganized with and into a mutual fund offered by HighMark Funds (each an “Acquiring HighMark Fund” and collectively, the “Acquiring HighMark Funds”) (each a “Reorganization” and collectively, the “Reorganizations”).  The Acquiring HighMark Funds are managed by HighMark Capital Management, Inc.  Each Acquired North Track Fund and its proposed Acquiring HighMark Fund is shown in the table below.

Acquired North Track Fund	Acquiring HighMark Fund
North Track Dow Jones U.S. Financial 100 Plus Fund	HighMark Large Cap Value Fund
North Track Dow Jones U.S. Health Care 100 Plus Fund	HighMark Large Cap Growth Fund
North Track Equity Income Fund	HighMark Equity Income Fund
North Track Geneva Growth Fund	HighMark Geneva Growth Fund
North Track Large Cap Equity Fund	HighMark Value Momentum Fund
North Track NYSE Arca Tech 100 Index Fund	HighMark NYSE Arca Tech 100 Index Fund
North Track S&P 100 Index Fund	HighMark Value Momentum Fund
North Track Wisconsin Tax-Exempt Fund	HighMark Wisconsin Tax-Exempt Fund

In the Reorganizations, each Acquired North Track Fund will transfer all of its assets and identified liabilities to its respective Acquiring HighMark Fund in return for shares of such Acquiring HighMark Fund.  After these transfers, Class A, Class B and Class C shares of each Acquiring HighMark Fund will be distributed to Class A, Class B and Class C stockholders of the applicable Acquired North Track Fund in accordance with their respective percentage ownership interests in Class A, Class B and Class C shares of the applicable Acquired North Track Fund.  Class A shares of each applicable Acquiring HighMark Fund will be distributed to Class R stockholders of the applicable Acquired North Track Fund in accordance with their respective percentage ownership interests in Class R shares of the applicable Acquired North Track Fund.

Each Reorganization is subject to approval by the applicable Acquired North Track Fund’s stockholders.  A special meeting of Acquired North Track Fund stockholders is expected to be held in late May 2009 or early June 2009.  It is anticipated that Acquired North Track Fund stockholders will receive prospectus/proxy materials describing each Reorganization in more detail, and also requesting their approval, in April 2009.  Acquired North Track Fund stockholders are urged to read those materials carefully.  If approved by stockholders, it is currently expected that the Reorganizations will be completed in June 2009.

Suspension of Sales of Class R Shares by the North Track Large Cap Equity Fund

In connection with the pending Reorganizations, the North Track Large Cap Equity Fund is no longer selling Class R Shares to investors, effective as of the date of this Supplement.

Liquidation of Cash Reserve Fund

The Board has also approved the liquidation of the North Track Cash Reserve Fund (the “Cash Reserve Fund”).  To implement this liquidation, stockholders of the Cash Reserve Fund will be asked to approve a Plan of Liquidation, under which the Cash Reserve Fund would sell all of its portfolio securities and distribute the net proceeds to the stockholders of the Fund on the date the liquidation is completed. Each stockholder would receive cash for his or her shares in an amount equal to $1.00 per share.  The Fund’s operations will then be discontinued. A special meeting of Cash Reserve Fund stockholders is expected to be held in late May 2009 or early June 2009. It is anticipated that stockholders will receive proxy materials describing the Plan of Liquidation in more detail, and also requesting their approval, in or shortly after March 2009. Cash Reserve Fund stockholders are urged to read those materials carefully. If approved by stockholders, it is currently expected that the liquidation will occur in June 2009.

Prior to, or concurrently with, the liquidation of the Cash Reserve Fund, it is anticipated that certain stockholders of the Cash Reserve Fund may be transferred from the Cash Reserve Fund to a money market fund that is offered by the Money Market Obligations Trust and that is advised by Federated Investment Management Company (the “Federated Fund”) as further described below.  Cash Reserve Fund stockholders who hold their shares in connection with a cash sweep facility administered through Pershing, LLC may become shareholders of the Federated Fund, or another Federated money market fund, by means of a negative consent process, whereby those stockholders will receive a letter advising them that, from and after a specific date, cash from the accounts they hold with Ziegler Wealth Management will be swept on a daily basis into the Federated Fund, or another Federated money market fund, rather than the Cash Reserve Fund, unless they object to that change.  In addition, Cash Reserve Fund stockholders who hold their shares through other financial intermediaries may be asked to affirmatively consent to transferring their investments in shares of the Cash Reserve Fund to shares of the Federated Fund, or another Federated money market fund, and those stockholders who consent to the change will receive shares of the Federated Fund or such other Federated money market fund, as applicable.  All transfers will be accomplished through a redemption of Cash Reserve Fund shares and the reinvestment of the proceeds of such redemptions in shares of the Federated Fund or such other Federated money market fund, as applicable.

It is anticipated that Ziegler Capital Management, LLC (“ZCM”), the investment adviser to the Cash Reserve Fund, and Federated Investors, Inc., will enter into a transaction agreement relating to the transfers contemplated in the preceding paragraph.  Neither the Cash Reserve Fund nor the Federated Fund (or any other Federated money market fund) are parties to the transaction agreement.  Under the proposed transaction agreement, Federated would pay to ZCM compensation in the form of reimbursement for certain expenses for assisting in the operational aspects of redemptions by shareholders of their shares in the Cash Reserve Fund and for the sale by ZCM to Federated of certain business assets relating to ZCM's conduct of operations of the Cash Reserve Fund.

The Federated Fund (and all other Federated money market funds), like the Cash Reserve Fund, participates in the U.S. Treasury Temporary Guaranty Program.  The Treasury’s program is designed to provide coverage to shareholders for amounts held by them in all participating money market funds regulated by Rule 2a-7 as of the close of business on September 19, 2008.  The U.S. Treasury Temporary Guarantee Program provides a guarantee to participating money market mutual fund shareholders based on the number of shares invested in the fund at the close of business on September 19, 2008.  Any increase in the number of shares an investor holds after the close of business on September 19, 2008, will not be guaranteed.  In addition, if the number of shares an investor holds fluctuates over the period, the investor will be covered for either the number of shares held as the close of business on September 19, 2008, or the current amount, whichever is less.  The program also states that in the event a customer closes their account with a fund or broker/dealer, any future investment in the fund will not be guaranteed.  On November 24, 2008, the Treasury announced the extension of the Temporary Guarantee Program for money market funds until April 30, 2009.  Federated will continue coverage of all of its domestic money market funds under the program. The Cash Reserve Fund also has continued its coverage under the program.  Currently, the Treasury’s program expires on April 30, 2009, unless extended by the Treasury.

It is unclear under the Treasury’s program whether shareholders of the Cash Reserve Fund will continue to be covered after the transfers described above from the Cash Reserve Fund to the Federated Fund (or other Federated money market fund).  North Track Funds, Inc. is in the process of applying to the Treasury for confirmation that the transfers described above from the Cash Reserve Fund to the Federated Fund (or other Federated money market fund) will not affect coverage under the Treasury’s program. If the Treasury does not provide this confirmation, shareholders of the Cash Reserve Fund could lose the benefit of the guarantee under the Treasury’s program upon the transfers described above from the Cash Reserve Fund to the Federated Fund (or other Federated money market fund) being completed.  Also, if Treasury does not provide the full extent of the confirmation requested, shareholders who do not provide their negative or affirmative consent to the transfers described above, and remain in the Cash Reserve Fund until it is liquidated, could lose the benefit of the guarantee under the Treasury’s program upon the transfers described above from the Cash Reserve Fund to the Federated Fund (or other Federated money market fund) being completed.  If you have any questions regarding the continuation or loss of coverage under the Treasury’s program, please contact your financial professional.

It is anticipated that stockholders of the Cash Reserve Fund who will be asked to provide affirmative or negative consent described above will receive additional materials in late February 2009 or early March 2009, which materials will more fully describe the affirmative and negative consent process, the Treasury’s program and potential impact of the proposed transactions upon Cash Reserve Fund stockholders, and provide additional information about the Federated Fund.  Stockholders are urged to read and consider those materials carefully.

Liquidation of Strategic Allocation Fund

The Board has also approved a Plan of Liquidation for the Strategic Allocation Fund under which the Strategic Allocation Fund would sell all of its portfolio securities and distribute the net proceeds to the stockholders of the Fund on the date the liquidation is completed.  Each stockholder would receive cash for his or her shares in an amount equal to the Fund’s then prevailing net asset value per share.  The Fund’s operations will then be discontinued.  Pending liquidation, the North Track Strategic Allocation Fund will suspend sales of shares to existing stockholders and new investors, except for reinvestments of dividends and capital gains distributions.

The Plan of Liquidation and the liquidation of the Strategic Allocation Fund is subject to approval by the Strategic Allocation Fund stockholders.  A special meeting of stockholders is expected to be held in March 2009.  It is anticipated that Strategic Allocation Fund stockholders will receive proxy materials describing the Plan of Liquidation in more detail, and also requesting their approval, in late February 2009.  Strategic Allocation Fund stockholders are urged to read those materials carefully.  If approved by stockholders, it is currently expected that the liquidation will occur in late March 2009.

Immediate Consequences to Stockholders of Proposed Reorganizations and Liquidations

Prior to the consummation of the Reorganizations of the Acquired North Track Funds, the Funds’ investment advisor, Ziegler Capital Management, LLC, may engage in a restructuring of the Acquired North Track Funds’ portfolio holdings to the extent necessary to facilitate an orderly transition of the Acquired North Track Funds to the Acquiring HighMark Funds.  Prior to the liquidation of the Cash Reserve Fund and Strategic Allocation Fund, the Funds’ investment advisor, Ziegler Capital Management, LLC, may engage in a restructuring of such Funds’ portfolio holdings to the extent necessary to facilitate the liquidation of such Funds.  During the transition periods, those Funds may not be pursuing their stated investment objectives, policies or strategies and they may be subject to different investment risks. Furthermore, those Funds may make sales and purchases of portfolio securities at times that may be disadvantageous for them to do so and may result in taxable gains or losses for the Funds and their stockholders and, therefore, may increase the amount of taxes payable by stockholders.  Ziegler Capital Management, LLC, has agreed to pay, or reimburse the Funds for, any increased brokerage or other transactional costs resulting from such sales and purchases of portfolio securities.